Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF RUMBLEON, INC.

WHEREAS, Article IX of the Amended and Restated Bylaws (the “Bylaws”) of RumbleOn, Inc. (the “Company”) provides that the Board of Directors of the Company (the “Board”) may alter or repeal the Bylaws; and

WHEREAS, the Board has determined it to be in the best interests of the Company to amend the Bylaws as hereinafter set forth.

NOW, THEREFORE, pursuant to the authority reserved to the Board, the Bylaws are hereby amended as follows:

1.	Article V, Section 5.6 is amended by deleting it in its entirety and replacing it with the following:

Section 5.6 CHAIRMAN OF THE BOARD. The board of directors shall elect one of its members who meets the criteria for director independence as required by The Nasdaq Stock Market and the corporation’s corporate governance principles (referred to for purposes of this Article V as an “independent director”) to be chairman of the board. The chairman of the board shall, if present, preside at all meetings of the board of directors and stockholders and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the board of directors or prescribed by the bylaws. In the event the chairman is unable to perform the duties of the chairman or ceases to be an independent director, the vice chairman shall exercise the powers and discharge the duties of the chairman, pursuant to Section 5.7 of these bylaws, until such time as the board shall elect a new independent chairman from among its members in accordance with these bylaws; or if there is no vice chairman, or, if the vice chairman is unable to perform such duties or ceases to be an independent director, such other independent director as the board may designate shall exercise the powers and discharge the duties of the chairman.

2	Article V, Section 5.7 is amended by deleting it in its entirety and replacing it with the following:

Section 5.7 VICE CHAIRMAN OF THE BOARD. The board may elect one of its independent directors as a vice chairman. In the event the chairman is unable to perform the duties of the chairman or ceases to be an independent director, the vice chairman, if one is serving, shall exercise the powers and discharge the duties of the chairman until such time as the board shall elect a new independent chairman from among its members in accordance with these bylaws; or if there is no vice chairman, or, if the vice chairman is unable to perform such duties or ceases to be an independent director, such other independent director as the board may designate shall exercise the powers and discharge the duties of the chairman. The vice chairman of the board, if one is serving, shall, in the absence of the chairman of the board, preside at all meetings of the board of directors and stockholders. The vice chairman shall also have such other duties and responsibilities as shall be assigned by the board of directors or the chairman.

3.                Except as modified by this Amendment, all of the terms and conditions of the Bylaws shall remain valid and in full force and effect.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed this instrument as of the 9th day of May 2023, on behalf of the Board.

RUMBLEON, INC.

By:	/s/ Michael Francis
Michael Francis, Secretary